Filed by Qell Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Lilium GmbH

Commission File No. 001-39571

Analyst Presentation 15 June 2021

Legal disclaimer In connection with the proposed business combination and related transactions (the “Proposed Transaction”), Lilium GmbH (“Lilium” or the “Company”), Qell Acquisition Corp. (“Qell”) and Lilium B.V. (which will convert into Lilium N.V., a public company under Dutch law, before completion of the Proposed Transaction), the holding company that will acquire Lilium and Qell (“New Lilium”) (collectively referred to herein as the “Lilium Group”), New Lilium has filed a registration statement on Form F-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”). The Registration Statement includes preliminary proxy materials that will be distributed to Qell’s shareholders in connection with its solicitation for voting proxies in respect of the proposed business combination and other matters described in the Registration Statement, as well as a prospectus relating to the offer of New Lilium’s securities to be issued in the Proposed Transaction. Investors, shareholders and other interested parties are advised to read the Registration Statement (and all amendments thereto) as well as other documents filed with the SEC in connection with the Proposed Transaction, because these documents will contain important information about the Lilium Group and the Proposed Transaction. The definitive proxy statement/prospectus will be mailed to Qell’s stockholders as of the record date established for voting on the proposed business combination. Interested parties will also be able to obtain copies of such documents, without charge, at the SEC's website located at www.sec.gov or by directing a request to Colleen Robar, Qell Acquisition Corp., 505 Montgomery Street, Suite 1100, San Francisco, CA 94111 or by telephone at +1 313-207-5960. No Representations or Warranties No representations or warranties, express or implied, are given in, or in respect of, this presentation. To the fullest extent permitted by law, in no circumstances will the Lilium Group or any of their respective subsidiaries, shareholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this presentation have been obtained from third-party industry publications and sources, as well as from research reports prepared for other purposes that the Lilium Group believes are reasonable. The Lilium Group has not independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness, and this data is subject to change. This presentation does not purport to be exhaustive or to contain all the information to make a full analysis of the Lilium Group or the Proposed Transaction. Except as otherwise required by applicable law, the Lilium Group disclaims any duty to update the information contained in this presentation. Forward-Looking Statements and Risk Factors This presentation contains certain forward-looking statements, including statements regarding the benefits of the Proposed Transaction, the anticipated timing of the Proposed Transaction, the Lilium Group’s proposed business and business model, the markets and industry in which the Lilium Group intends to operate, the anticipated timing of the commercialization and launch of the Lilium Group’s business in phases, the expected results of the Lilium Group’s business and business model when launched in phases, and Lilium Group’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Such statements are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. The Lilium Group will operate in a rapidly changing emerging industry. New risks emerge every day. Given these risks and uncertainties, you should not rely on or place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Many factors could cause actual future events to differ materially from the forward-looking statements in this presentation, including, but not limited to, the following risks: (i) the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Qell’s securities; (ii) the transaction may not be completed by Qell’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Qell; (iii) the parties fail to satisfy the conditions to the consummation of the transaction, such as Qell's shareholders or Lilium's shareholders failing to adopt the business combination agreement, failing to satisfy the minimum trust account amount following redemptions by Qell's public shareholders or an inability to secure necessary governmental and regulatory approvals; (iv) the lack of a third party valuation in Qell’s determination to pursue the Proposed Transaction; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (vi) the impact of COVID-19 on Lilium’s business or the Proposed Transaction; (vii) the effect of the announcement or pendency of the Proposed Transaction on Lilium’s business relationships, performance and operations generally; (viii) the inability to complete the PIPE investment in connection with the transaction; (ix) the Proposed Transaction disrupts Lilium’s current business plans and operations or potential difficulties in Lilium employee retention as a result of the Proposed Transaction; (x) the outcome of any legal proceedings that may be instituted against the Lilium Group related to the Proposed Transaction; (xi) the Lilium Group’s ability to obtain or maintain Qell’s securities listing on the Nasdaq; (xii) the market price of Qell’s and the post combination company’s securities may be volatile due to a variety of factors, such as changes in the competitive environment in which the Lilium Group will operate, the regulatory framework of the industry in which the Lilium Group will operate, developments in the Lilium Group’s business and operations, and changes in the capital structure; (xiii) the Lilium Group’s ability to implement business plans, operating models, forecasts, and other expectations and identify and realize additional business opportunities after the completion of the Proposed Transaction; (xiv) general economic downturns or general systematic changes to the industry in which the Lilium Group will operate, including a negative safety incident involving one of the Lilium Group’s competitors that results in decreased demand for the Lilium Group’s jets or services; (xv) the Lilium Group and its current and future business partners will be unable to successfully develop and commercialize the Lilium Group’s business, or experience significant delays in doing so; (xvi) the post-combination company may never achieve or sustain profitability; (xvii) the post-combination company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xviii) the post-combination company experiences difficulties in managing its growth, moving between development phases or expanding its operations; (xix) third-party suppliers, component manufacturers or service provider partners are not able to fully and timely meet their obligations or deliver the high-level customer service that the Lilium Group’s customers will expect; (xx) the Lilium Group’s jets not performing as expected, delays in producing the Lilium Group’s jets or delays in seeking full certification of all aspects of the Lilium Group’s jets, causing overall delays in the anticipated time frame for the Lilium Group’s commercialization and launch; (xxi) the technology necessary to successfully operate the Lilium Group’s business, as contemplated in the business models and financial forecasts, is delayed, unavailable, not available at commercially anticipated prices, not sufficiently tested, not certified for passenger use or otherwise unavailable to the Lilium Group based on its current expectations and anticipated needs; (xxii) any identified material weaknesses in the Lilium Group’s internal control over financial reporting which, if not corrected, could adversely affect the reliability of the Lilium Group’s financial reporting; (xxiii) product liability lawsuits, civil or damages claims or regulatory proceedings relating to the Lilium Group’s jets, technology, intellectual property or services; (xxiv) the Lilium Group’s inability to secure or protect its intellectual property; and (xxv) negative publicity about the Lilium Group, its employees, directors, management, shareholders, affiliated parties or Lilium’s founders. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Lilium Group assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. The Lilium Group is not giving you any assurance that it will achieve its expectations.

Legal disclaimer (Cont’d) Use of Projections and Description of Key Partnerships This presentation contains Lilium’s projected financial information, such as revenue, cost of goods sold, gross profit, operating capital expenditures, selling, general and administrative expense, EBITDA and gross margins through 2027. Such projected financial information constitutes forward-looking information based on management’s reasonable expectations and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying projected financial information are necessarily inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information, as discussed above under “Forward-Looking Statements”. Actual results may differ materially from the results contemplated by the projected financial information contained in this presentation, and the inclusion of such information in this presentation should not be regarded as a representation by any person that the results reflected in such projections will be achieved. The Lilium Group’s independent auditors have not audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, they have not and will not express an opinion or provide any other form of assurance with respect thereto for the purpose of this presentation. This presentation contains descriptions of some of Lilium’s key business partnerships with whom Lilium has entered into feasibility studies, indications of interest, memorandums of understanding or other preliminary arrangements. These descriptions are based on the Lilium management team’s discussions and the latest available information and estimates as of the date of this presentation. In each case, these descriptions are subject to negotiation and execution of definitive agreements which have not been completed as of the date of this presentation and, as a result, the nature, scope and content of these key business partnerships remain subject to change. Financial Information; Non-IFRS Financial Measures Some of the financial information and data contained in this presentation is unaudited and does not conform to Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, the Registration Statement or other report or document Lilium Group files SEC. Some of the financial information and data contained in this presentation, such as Adjusted EBITDA, have not been prepared in accordance with IFRS. Management believes these non-IFRS measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Lilium Group’s financial condition and results of operations. Management believes that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in the Lilium Group’s business and can assist investors in comparing the Lilium Group’s financial measures to those of other similar companies, many of which present similar non-IFRS or non-GAAP financial measures to investors. Management does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. You should review Lilium’s audited financial statements in the Registration Statement for a presentation of Lilium’s historical IFRS financial information. Participants in the Solicitation The Lilium Group and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Qell’s shareholders in connection with the Proposed Transaction. Information regarding these deemed participants and their direct and indirect interests will be provided in the Registration Statement. You can find more information about the Lilium Group’s directors and executive officers in the Registration Statement. No Offer or Solicitation This presentation is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Proposed Transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities the Lilium Group, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. Trademarks This presentation contains the trademarks, service marks, trade names and copyrights of the Lilium Group and other companies, which are the property of their respective owners. Graphic Representations Aircraft depicted in this presentation have been rendered utilizing computer graphics. The information contained herein is made as of June 15, 2021 and does not reflect any subsequent events.

Today’s participants & agenda 1. Intro & Product2. Technology3. Certification & Supply Chain 4. Manufacturing5. Business Model & Financials Q&A

Key updates since merger announcement Procurement of avionics, flight control & PIPE Investor1 Planning to fly 5th generation demonstrator Tom Enders to become Chairman2 of Lilium Analytics for testing and supply chain control tower & PIPE Investor1 Airline operations for Europe Major vertiport hub Note: Some contracts are in the process of being finalised into binding, definitive agreements Source: Press releases. Company information. 1. Future commitments through the PIPE - not current investors. 2. Future Chairman.

A revolution in sustainable regional transport

Real time savings & convenience drive customer value



Albany
Norwich
Mid-term
Boston
Springfield
Binghamton
Launch
Providence
Poughkeepsie
Middletown
Scranton
New Haven
Williamsport
Greenwich
Montauk
New York
Pottsville
JFK Airport
Allentown
Harrisburg
Reading
Trenton
Philadelphia
Baltimore
Washington

~40 minutes - ~$200
~2 hours time saving

~5 minutes - ~$65
~40 minutes time saving

~30 minutes - ~$170
~1+ hour time saving

Source: Estimated pricing based on Lilium business plan.
Note: 7-Seater: 2026E. Time calculations based on Lilium flight time with average speed of 155 mph. Time comparison based on average trip time by car according to Google Maps. New York used for illustrative purposes only. Lilium is expecting to initially launch in Florida and Germany.
Range refers to service range (service range = physical range minus reserves).

Lilium Analyst Presentation 2021 7

High-speed regional air network

~100x cheaper

~10x faster to deploy

vs. ground transport infrastructure

Zero Operating Emissions



Palm Beach
Miami

Urban Access

Landing closer to where you want to go

Miami → Palm Beach

~$150

~20 minutes

~5x faster than driving

Source: Lilium Business Plan. European Court of Auditors. Management estimates.
Note: Network based on mid-term range potential. These comparison to ground transport infrastructure is based on judgments and assumptions of our management in light of information available at this time; actual results may differ

Lilium Analyst Presentation 2021 8

Market-leading performance & drives economics

Fully Electric	>	Lower operating costs
7-Seater	>	Leading passenger / cargo payload
175 mph	>	5X faster than average car journey
Lower noise than competitors	>	Regular urban landing
~155 mile range	>	Access to urban & regional routes



Source: Architectural performance assessment of an eVTOL aircraft. Lilium engineering assessment. Management estimates.
Note: Cruise speed based on Lilium engineering assessment assuming flight at 10,000 ft. Range refers to physical range (service range + reserves).

Lilium Analyst Presentation 2021 9

[LOGO]

Lilium: market-leading passenger experience & safety Business jet cabin – familiar, spacious Lower vibration – smooth, pleasant ride 6 passenger seats – pass savings to customers Source: Architectural performance assessment of an eVTOL aircraft. Lilium engineering assessment. Management estimates. Ultra redundancy - safer Fan blade loss containment - safer Fully electric – zero emissions

Accelerating delivery times

- 175 mph - covers **~25 times larger area than truck**
- Low noise - easier **access to urban warehouses**
- **Ultra redundancy** – safer for cities and cargo



53.544180
9.946819
CAUTION
P1R
P1
P2R
P2

- Large cabin: 6m^3 (210 ft^3)
- **Highest eVTOL cargo payload**

Source: Architectural performance assessment of an eVTOL aircraft. Lilium engineering assessment. Management estimates.

12

What people care about according to the regulators Customer needs are aligned with Lilium’s strengths Source: EASA Study on UAM 2021.

Decarbonization of transportation is inevitable



Transportation contributes ~29% of US GHG emissions:

Lilium CO_2 reduction potential by 2030:

~3,000,000 tons CO_2 p.a.

Source: International Energy Agency. Umweltbundesamt. Carbon Brief. European Parliament Research. BloombergNEF. US EPA. Lilium engineering data. Management estimates. Lilium Business Plan: 7-Seater 2030E.

Lilium Analyst Presentation 2021 14

Our team has built and shipped successful & complex aircraft

Board

Tom Enders
Chairman[1] & Investor



CEO of Airbus

AIRBUS

Engineering

Alastair McIntosh
Chief Technology Officer



Chief Engineer & MD of Rolls Royce



Engines of Airbus A350 and Gulfstream G650

Brian Phillipson
Deputy Chief Technology Officer



Managing Director of BAE Systems

BAE SYSTEMS
Eurofighter Typhoon



Harrier VTOL



Eurofighter Typhoon

Luigi Moretti
Chief Engineer



Chief Engineer of NextGen Tiltrotor

PIASECKI



NextGen Tiltrotor

Program & Certification

Yves Yemsi
Chief Program Officer



SVP Procurement & Supply Chain, VP Program Quality at Airbus

AIRBUS



A350



A380

Bhavesh Mandalia
Head of Airworthiness



Head of Design Organization at Boeing

BOEING

EASA Part 21J DOA

Manufacturing

Dirk Gebser
Chief Manufacturing Officer



VP Aircraft Assembly, SVP Aerostructure at Airbus

AIRBUS



A320



A380

Previous roles

Source: Company Information. 1. Future Chairman.

Lilium Analyst Presentation 2021 15

Technology Alastair McIntosh Chief Technology Officer Formerly MD and Chief Engineer of Airbus A350 and Gulfstream G650 jet engines

[LOGO]

Ducted Electric Vectored Thrust (DEVT) Lilium’s proprietary propulsion technology drives major advantages over open propeller eVTOL Lower noise, lower vibration Safer Larger aircraft with more payload Scalable Source: Architectural performance assessment of an eVTOL aircraft. Note: DEVT can scale to larger aircraft with more payload for same footprint and noise level.

Ducted Fan Ducted fans need 10-15X less propulsion area than open propellers for the same aircraft Open propeller For open propeller configurations the footprint of the propellers is dominating the overall footprint Note: Footprint for same aircraft weight Source: Architectural performance assessment of an eVTOL aircraft. Lilium engineering assessment.

Future Proof: DEVT also allows for higher payload aircraft in same footprint

Open propeller 5-Seater competitor

Cannot scale
to heavier aircraft with more payload without significant **increase in rotor tip-to-tip span (footprint) or noise levels**

Lilium 7-Seater

Space for cargo: 6m³ / 210ft³

1.5x larger
passenger **capacity** and **revenue** potential vs. our competitor

Lilium 16-Seater

Space for cargo: 15m³ / 530ft³

3.75x larger
passenger **capacity** and **revenue** potential vs. our competitor


15m

Source: Architectural performance assessment of an eVTOL aircraft. eVTOL.news. Lilium business plan.
Note: Lilium 16-Seater projected to be launched by 2028.

Lilium Analyst Presentation 2021 20

Designed for highest safety standards 36 engines: safe landing even after multiple engine loss Crumple zones to protect passengers 1 x 10-9 failure probability, like Airbus A350 Redundancy No single point of failure Dissimilar and redundant computers Source: EASA. Lilium engineering. 72 battery modules shielded from cabin 3 dissimilar flight control computers – supplied by Honeywell

Lilium mission is regional transport – not to hover


≈3000m
Climb segment
Descent segment
~30 minutes cruise segment
Hover 10s
Hover 20s (+60s for reserve)
Transition 20s
Retransiton 20s
Hover power
Power consumption
Cruise power approximately 10% of hover power

Lilium ~2X higher power consumption in hover than open propeller configuration

Hover is only ~30 seconds, so energy use only ~5% more vs. open propeller per mission

Source: Architectural performance assessment of an eVTOL aircraft.

22

Low noise allows regular landings near communities


Measured
Lilium Jet
~60 dBA at
100m
Open propeller eVTOL
competitors ~60 dBA
projected at 220m
Helicopter
~60 dBA
projected at 1km
60dBA is comparable to
standing near a dishwasher

Due to noise impact… "out of **40 helipads only 1 is active** in San Francisco"

Source: Management estimates. Architectural performance assessment of an eVTOL aircraft. Morgan Stanley.
Note: Assumes similar aircraft weight for open propeller eVTOLs vs. Lilium's 7-Seater.

23

Kicking-off flight test campaign of new demonstrator after thorough upgrade and testing Learnings from prior demonstrators, starting 2016 New capabilities engineeredNew 5th generation technology demonstrator launching its flight campaign 5-seater full scale demonstrator’s first successful test campaign in 2019. switching to pouch cells from cylindrical cells Test campaign 2021 Source: Lilium engineering.

Certification and Supply Chain Yves Yemsi Chief Program Officer Formerly SVP Procurement & Supply Chain, VP Program Quality A350 A350 A380 Lilium Analyst Presentation 202125

We are progressing well in the concurrent type certification processes


2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
Today
Aircraft Concept & Technology Validation
Start Certification Process
Start Serial Aircraft Program
Design
Production & Ground Test
Flight Test & Certification
Global Market Access
Certification applications accepted
EASA SC VTOL publication
Low-volume production of **Conforming Aircraft**
Type Certificate and Entry into service
EASA **CRI-A01** received
Certification Basis agreed[1]
Next step:
FAA G01 Issue Paper

Source: EASA. Company information. Management estimates.
Note: Indicative, until EASA & FAA final rules for MoCs and Level of involvement are known: Lilium does not control regulatory timelines.
(1) In 2020 received EASA CRI-A01 against current EASA SC-VTOL.

Lilium Analyst Presentation 2021 26

Tier 1 aerospace suppliers will deliver key sub-systems Selected examples: Wings, Fuselage and Structures Avionics and Flight Control System Composites Source: Aciturri. Honeywell. Toray.

We are working with Palantir to help develop our enterprise operating system Enterprise Operating System Developer of a leading software for data driven decisions Optimized testing Flight Operations Supply chainPredictive maintenance Now Future Source: Palantir

Battery strategy

Battery requirements

Safety

Cell technology

- High energy density
- High power density for take-off and landing
- Fast charging
- Long lifetime

Industrialisation: Mass production

Lilium progress

Full **thermal runaway containment** in a module of demonstrator

Silicon-anode lithium-ion pouch technology **secured exclusively:**

- **>330 Wh/kg**, enabling ~155mi range
- Power levels of **2.8 kW/kg**
- 15 minutes to 80%, **30 minutes to 100%**
- > **800** standard charge/ discharge cycles

Leverage **standard battery cell production lines**

Source: Management estimates. Third party battery supplier. Architectural performance assessment of an eVTOL aircraft. Lilium Battery Team.

Lilium Analyst Presentation 2021 29

[LOGO]

Manufacturing Dirk Gebser Chief Manufacturing Officer Formerly VP Aircraft Assembly, SVP Aerostructure at Airbus, Manufacturing director of engines Rolls Royce A320 A380

Manufacturing Strategy: Phased approach to achieve quality & scale 2021 – 2023: Prototyping and Type Certification Core factory capability for initial series production – at Munich HQ Approval of production organization Sourcing from certified Tier 1 aerospace suppliers Source: Lilium Business Plan. Note: Image in right column is no actual representation of Lilium factory. 2023 – 2025: Initial production near engineering In-house factory for capacity of 400 units p.a. – on site Limited initial investment with focused level of automation 2026 +: Start of global production with 3rd parties Capex light manufacturing strategy Factories built by 3rd parties with Lilium’s support and blueprint

100,000 ft2 prototype manufacturing facility in place at HQ in Munich ~150 production engineers and technicians with 2000+ years of automotive/ aerospace experience Source: Lilium manufacturing. Note: Prototype manufacturing. Former employers of our production organization

Comprehensive testing facilities Rapid development cycles and acceleration of the certification program Propulsion and acoustic testing Energy system testing Environmental testing Structural testing Impact testing Electrical testing System integration laboratory Source: Lilium testing and engineering.

Aircraft designed for manufacturability & scale One type of e-motor One type of actuator Automated, high-quality assembly of engines, actuators and batteries 30x fewer parts than commercial airliner: <100k projected parts1 of the Lilium jet vs ~3M2 One type of battery module Source: (1) Management estimates. (2) Boeing. Lilium engineering.

Business Model and Financials Geoff Richardson Chief Financial Officer Former CFO of Cruise, oversaw $7BN+ of Capital into Cruise

Analysts project that investors are not prepared for the scope of this revolution 2021 - VTOL market $35 Billion A fundamentally better product radically expands the VTOL market (e)VTOL will absorb segments that are slow, inefficient, or too costly: Long car journeys Regional trains Regional flights Expensive helicopter / jet charters Limited 24 hr delivery 2040 - (e)VTOL market llion $1 Tri Analysts project UAM to reach $9TN TAM by 2050, moderately lower than global TAM of the light passenger vehicle mobility market today

Lilium is setup for global market access Launch Launch Source: Lilium Business Model. Note: Certification in process, not yet obtained.

We will access two complementary business lines Lilium Network (B2C)Turnkey Enterprise Sales (B2B) Selling tickets on Lilium’s own passenger networks operated by certified air carriers Selling fleets of aircraft with arranged service & maintenance support to corporates & governments Source: Lilium Business Model.

Our commercial ecosystem will support our business to deliver quality and scale in our operations InfrastructurePilot TrainingAirline (AOC) Operations (EU) Source: Tavistock. Ferrovial. Lufthansa Aviation Training. Luxaviation. Note: Some contracts are in the process of being finalised into binding, definitive agreements

Vertiport network planned for Florida launch

~$200m of commitments

10 sites incl. international airports planned in Florida **exclusive** to Lilium

Responsibilities
- **Secure sites**
- **Construction**
- **Permitting**
- **Ground Operations**

Lilium pays **landing fees** upon **commencement of site operations**

Potential to extend to **other regions in US and Europe**


Daytona
Orlando
Melbourne
Tampa
St. Petersburg
Sarasota
Port St Lucie
West Palm Beach
Fort Myers
Naples
Fort Lauderdale
Miami
Key Largo

$600m revenue projected with **125** jets in operation

ferrovial

- Leading **transport infrastructure developer** and **operator**
- Developed and operate **33 airports** incl. **Heathrow**

Source: Ferrovial. Lilium Business Plan.

Lilium Analyst Presentation 2021 41

In 2026, a single jet is expected to generate ~ $5M revenue potential in the Lilium Network

Operational parameters

~25
Flights per day per jet

~60 miles
Average trip distance

~10 hrs
Daily hours spent in flight

10%
Annual downtime for maintenance and training

~ 500,000 mi
Annual revenue generating vehicle miles per jet

~ $15,000
Daily revenue per jet

~ $5M
Annual revenue per jet

Monetization

4.5 out of 6
Passenger seats filled

~ $2.25
Price per passenger mile

~ $10
Revenue per vehicle mile

Source: Lilium business plan. Management estimates.
Note: 7-Seater: 2026E. Figures converted at USD / EUR of 1.21.

Lilium Analyst Presentation 2021 42

Attractive pricing for the customer

In $ per passenger mile

Assuming 4.5 passengers per flight


~$2.25
~$1.75
~25%
~$0.50
Price
Full cost
Margin
Per passenger mile

Sensitivity

Price per passenger mile	Margin	Payback (years)
2.25 $/mi	~25%	~2.0
2.50 $/mi	~32.5%	~1.8
2.75 $/mi	~40%	~1.6
3.00 $/mi	~47.5%	~1.4

Source: Lilium business plan.
Note: 7-Seater: 2026E. Figures converted at USD / EUR of 1.21.

Lilium Analyst Presentation 2021 43

50% of cost base is independent of aircraft size In $ per passenger mile Assuming 4.5 passengers per flight $0.4 $0.3 $0.1 Infrastructure Pilots Data cost, AOC / Air Traffic Fees Key stats Battery replacements: Every 4 months Pilots per jet p.a.: 4.5 Jet unit cost: $2.5M Lifetime per jet: 8 years $1.75 Full cost per available seat mile Fixed $0.2 $0.2 $0.1 $0.1 $0.1 $0.1 Variable Maintenance & Spares Tax Depreciation Customer acquisition Battery replacements Energy Energy systems ~10% Avionics and flight controls ~20% Assembly ~5% Propulsion system ~40% Source: Lilium business plan. Management estimates. ~50%~50% Structure and interiors ~25% Note: 7-Seater: 2026E. Figures converted at USD / EUR of 1.21.

Enterprise sales de-risk the business through immediate payback of the jet and revenue predictability

Upfront payment	~ $4M
Aftermarket support (per annum)	~ $1M
Jet payback period	immediate
Lifetime profit per jet	~ $5M



Replacement parts and aircraft servicing



Software tools for safe and efficient operations incl. **aircraft health monitoring platform with**

Palantir

Source: Lilium business plan. Palantir.
Note: 7-Seater: 2026E. LT profit calculated as upfront payment minus initial costs plus annual service margin * lifetime of jet (equal to 8 years). Figures converted at USD / EUR of 1.21. Aircraft health monitoring platform still under development.

Lilium Analyst Presentation 2021 45

Financial profile Source: Lilium business plan. Management estimates. Note: Converted at USD / EUR of 1.21. (1) include direct aircraft operating and maintenance cost, as well as vehicle cost of aircraft sold via B2B channel. (2) Adjusted EBITDA is defined by us as revenue for the period presented plus other income less cost of sales, research and development expenses, general and administrative expenses, selling expenses and other expenses not considering share-based payment compensation, and costs and other one-time items related to the Business Combination. Adjusted EBITDA is not a financial measure prepared in accordance with IFRS and should not be considered a substitute for net income (loss) prepared in accordance with IFRS. (3) Investments for manufacturing capex, supplier NRCs, engineering, testing and certification, and small per head investments. (4) Lilium assumes external financing will be obtained to cover these investments.

This transaction is intended to fund to launch of commercial operations

Round timing and size

- Raising ~$830M of total gross proceeds ($450M in PIPE Investments, and may have access to up to ~$380M currently held in Qell trust - subject to Qell investors' right of redemption)
- Business combination expected to close in mid Q3-2021

Use of proceeds

- Finalize German factory for serial production
- Launch serial production aircraft
- Complete Type Certification process
- Launch global revenue generating business


Go-to-market
~$100M, 12.5%
Talent &
Infrastructure
~$500M, 62.5%
Production &
engineering capex
~$200M, 25%

Source: Lilium business plan. Management estimates.
Note: The process to get to entry into service might be delayed, require more funds as expected and is subject to various risks of unexpected developments.

Lilium Analyst Presentation 2021 47

Strong and experienced board Barry Engle Director CEO, Qell Formerly: President, GM North America, President, GM International CEO, Ford Canada; President Ford Brazil Deep experience and networks across mobility and emerging technology sector Proven track record in scaling and industrializing businesses Tom Enders Chairman1 Formerly: CEO of Airbus SE, CEO of Airbus Commercial Aircraft Division David Wallerstein Director CXO, Tencent Niklas Zennstrom Director Founding Partner and CEO, Atomico Founder, Skype 2X Independent Board Members Including Audit Chair Source: Company information. 1. Future Chairman.

Leading ecosystem of commercial contractors, suppliers and investors Commercial contractorsTier 1 supplier and software providerGlobal investors 1 11 1 Note: Investors include current and future investors. 1) future commitments through the PIPE – not current investors Source: Company filings.

Lilium’s key investment highlights Differentiated technology Scalable, safe, low noise Dual certification EASA & FAA with certification basis agreed with EASA Team of aerospace professionals Deep experience in execution & delivery of major commercial aircraft Certified Tier 1 aerospace suppliers De-risks execution for quality, cost, and time to market Regional business model Launch plans in place, strong unit economics A revolution in sustainable regional transport

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